SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)


                            Opus360 Corporation
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                              (Name of Issuer)

                  Common Stock, par value $0.001 per share
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                      (Title of Class and Securities)

                                 68400F109
                               (CUSIP Number)

                                Ari Horowitz
              Executive Vice President, Corporate Development
   Opus360 Corporation d/b/a Artemis International Solutions Corporation
                            39 West 13th Street
                          New York, New York 10011
                               (212) 687-6787

                              with a copy to:

                            Jeanne Murphy, Esq.
          Executive Vice President, General Counsel and Secretary
   Opus360 Corporation d/b/a Artemis International Solutions Corporation
                            39 West 13th Street
                             New York, NY 10011
                               (212) 687-6787
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                               July 31, 2001
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          (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ X]


                             Page 1 of 8 Pages





CUSIP No. 68400F109                 13D                       Page 2 of 8 Pages



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1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Ari Horowitz
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                       (a)(   )
                                                                       (b)(   )
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS
         OO
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   (   )
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
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                                  7.       SOLE VOTING POWER
   NUMBER OF                               0
     SHARES                       ---------------------------------------------
  BENEFICIALLY                    8.       SHARED VOTING POWER
    OWNED BY                               77,272,053 (1) (See Item 4)
      EACH                        ---------------------------------------------
   REPORTING                      9.       SOLE DISPOSITIVE POWER
     PERSON                                0
      WITH                        ---------------------------------------------
                                  10.      SHARED DISPOSITIVE POWER
                                           3,333,351 (See Item 4)
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         77,272,053 (1)
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES                                                (   )
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         62.4%    (2)
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14.      TYPE OF REPORTING PERSON
         IN
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(1) Includes 3,333,351 owned of record by the Reporting Person and
73,938,702 shares that may be deemed to be beneficially owned by the Reporting Person pursuant to the July Voting Agreement described in Item 4 to this Schedule 13D. The Reporting Person expressly disclaims beneficial ownership of the 73,938,702 shares of Common Stock which are subject to the July Voting Agreement.

(2) Based on 123,751,242 shares outstanding as of July 31, 2000.



Item 1.  Security and Issuer.

         This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, $0.001 par value per share ("Common Stock"), of Opus360 Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is located at 39 West 13th Street, New York, NY 10011.

Item 2.  Identity and Background.

         (a) This Schedule 13D is filed by Ari Horowitz (the "Reporting
Person").

         (b) The business address of the Reporting Person is 39 West 13th Street, New York, New York 10011.

         (c) The present principal occupation of the Reporting Person is Executive Vice President, Corporate Development, of the Issuer.

         (d)-(e) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the Reporting Person being subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) USA

Item 3.  Source and Amount of Funds or Other Consideration.

         This Schedule 13D is filed as a result of the July Voting Agreement described in Item 4 of this Schedule 13D. No funds were used by the Reporting Person in connection with entering into the July Voting Agreement.

Item 4.  Purpose of Transaction.

         (a) - (j) On April 11, 2001, Proha Plc (the "Proha") and the Issuer entered into a Share Exchange Agreement (the "April Share Exchange Agreement"), as amended by the First Amendment, dated as of July 10, 2001 (the "First Amendment", and together with the April Share Exchange Agreement, the "Share Exchange Agreement"). Pursuant to the Share Exchange Agreement and subject to the terms and conditions set forth therein, the Issuer issued to Proha 73,938,702 shares of Common Stock (the "First Tranche") on July 31, 2001 (the "First Closing Date") which represented approximately 37.1% of the total number of shares of Common Stock the Issuer is obligated to issue to Proha under the Share Exchange Agreement. In consideration for the issuance of the First Tranche on the First Closing Date, Proha assigned, transferred and delivered to the Issuer, and the Issuer accepted delivery at the First Closing (as defined below) of all of the issued and outstanding shares of Artemis Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Proha. The consummation of such transactions is collectively referred to herein as the "First Closing."

         Pursuant to the Share Exchange Agreement and subject to the terms and conditions set forth therein (including approval by the stockholders of the Issuer), the Issuer shall issue and Proha shall accept from the Issuer on the Second Closing Date (as defined below) a number of shares of Common Stock (the "Second Tranche") which shall equal (x) 80% of the Common Stock on a fully-diluted basis as of the First Closing Date, less (y) the sum of the First Tranche and any other shares of Common Stock issued to Proha prior to the Second Closing Date. Based on the number of shares of Common Stock outstanding as of July 31, 2001 (and after giving effect to the First Closing), the Issuer is obligated to issue 125,487,858 additional shares of Common Stock at the Second Closing. In consideration for the issuance of the Second Tranche on the Second Closing Date, Proha shall assign, transfer and deliver to the Issuer, and the Issuer shall take delivery at the Second Closing, of (i) a number of shares of Intellisoft Oy, a Finnish corporation and a wholly-owned subsidiary of Proha, equal to 19.9% of the issued and outstanding shares of Intellisoft Oy on a fully-diluted basis, and (ii) a number of shares of Accountor Oy, a Finnish corporation and a wholly-owned subsidiary of Proha, representing 19.9% of the issued and outstanding shares of Accountor Oy on a fully-diluted basis. The consummation of such transactions is collectively referred to herein as the "Second Closing" and the date on which such transactions are to be consummated is referred to herein as the "Second Closing Date". The consummation of the Second Closing is conditioned upon, among other things, the receipt of the Stockholder Approval (as defined below). As of July 31, 2001, Proha has sufficient voting power to grant the Stockholder Approval.

         The April Share Exchange Agreement was filed by the Issuer as
Exhibit 2.1 to the Current Report on Form 8-K by the Issuer on April 12, 2001 (SEC file number 000-29793) and is incorporated herein by reference. The First Amendment was filed by the Issuer as Exhibit 2.1 to the Current Report on Form 8-K on July 12, 2001 (SEC file number 000-29793) and is incorporated herein by reference.

         Pursuant to the terms of the Share Exchange Agreement, Proha entered into a Voting Agreement on April 11, 2001 (the "April Voting Agreement") with the Reporting Person, whereby the Reporting Person agreed to (i) vote the Reporting Person's shares of Common Stock in favor of the transactions contemplated by the Share Exchange Agreement at a meeting of the Issuer's stockholders called for the purpose of securing approval of the transactions contemplated by the Share Exchange Agreement by the Issuer's stockholders, including the amendment and restatement of the Issuer's certificate of incorporation to increase the Issuer's authorized Common Stock in order to permit the issuance of the Second Tranche (the "Stockholder Approval"), (ii) vote against any alternative transactions and certain extraordinary transactions involving a reorganization of the Issuer or a sale of all or substantially all of the assets of the Issuer, (iii) vote in favor of the issuance of Common Stock at the Second Closing, and
(iv) vote in favor of Proha's nominees to the Issuer's Board of Directors.

         Pursuant to the April Voting Agreement and in furtherance of the foregoing, the Reporting Person granted Proha an irrevocable proxy (the "April Irrevocable Proxy") which appointed Proha as the Reporting Person's proxy and attorney-in-fact with full power of substitution, to vote all shares of Common Stock owned by the Reporting Person for the purposes described above. The April Irrevocable Proxy (i) is granted only to secure the performance of the duties of the Reporting Person pursuant to the April Voting Agreement, (ii) does not give ownership of the shares of Common Stock owned directly or indirectly by the Reporting Person to Proha and
(iii) is subject to certain limitations, as set forth in the April Voting Agreement. The April Voting Agreement and the April Irrevocable Proxy will terminate and be of no further force and effect on the earlier to occur of
(i) the Second Closing, (ii) September 30, 2001, and (iii) the termination of the Share Exchange Agreement pursuant to the terms thereof. The April Voting Agreement was filed as Exhibit 10.1 to Schedule 13D filed by Proha on April 23, 2001 (SEC file number 005-58881) and is incorporated herein by reference. On July 31, 2001, the Reporting Person owned 3,333,351 shares of Common Stock representing approximately 2.7% of the issued and outstanding shares of Common Stock as of July 31, 2001.

         Pursuant to the April Voting Agreement, the Reporting Person also agreed not to (i) take any actions inconsistent with the obligations and commitments assumed by Proha pursuant to the April Voting Agreement, including any actions involving an alternative transaction, and (ii) directly or indirectly sell, transfer, assign or encumber any shares of Common Stock owned by the Reporting Person prior to the Second Closing.

         Pursuant to the terms of the Share Exchange Agreement, the Reporting Person entered into a Voting Agreement on July 31, 2001 (the "July Voting Agreement") with Proha, whereby Proha agreed to (i) vote the shares of Common Stock owned by Proha for the purpose of effecting the Stockholder Approval, (ii) vote against any alternative transaction and certain extraordinary transactions involving a reorganization of the Issuer or a sale of all or substantially all of the assets of the Issuer and (iii) vote against any action that would materially adversely affect the transactions contemplated by the Share Exchange Agreement.

         Pursuant to the July Voting Agreement and in furtherance of the foregoing, Proha granted the Reporting Person an irrevocable proxy (the "July Irrevocable Proxy") which appointed the Reporting Person as Proha's proxy and attorney-in-fact with full power of substitution, to vote all shares of Common Stock owned by Proha for the purposes described above. The July Irrevocable Proxy (i) is granted only to secure the performance of the duties of Proha pursuant to the July Voting Agreement, (ii) does not give ownership of the shares of Common Stock owned directly or indirectly by Proha to the Reporting Person and (iii) is subject to certain limitations, as set forth in the July Voting Agreement. The July Voting Agreement and the July Irrevocable Proxy will terminate and be of no further force and effect on the earlier to occur of (i) the Second Closing and (ii) the termination of the Share Exchange Agreement pursuant to the terms thereof. The July Voting Agreement is attached hereto as Exhibit 10.2. On July 31, 2001, Proha owned 73,938,702 shares of Common Stock representing approximately 59.7% of the issued and outstanding shares of Common Stock as of July 31, 2001.

         Pursuant to the July Voting Agreement, Proha also agreed not to
(i) take any actions inconsistent with the obligations and commitments assumed by the Reporting Person pursuant to the July Voting Agreement, including any actions involving an alternative transaction and (ii) directly or indirectly sell, transfer, assign or encumber any shares of Common Stock owned by Proha prior to the Second Closing.

         The descriptions of the April Share Exchange Agreement, the First Amendment, the April Voting Agreement and the July Voting Agreement herein are qualified in their entirety by reference to such agreements, copies of which are incorporated by reference from other filings or, in the case of the July Voting Agreement, is attached hereto as Exhibit 10.2.

         Other than as described herein, the Reporting Person does not have any present plan or proposal which relates to, or could result in the occurrence of, any of the events referred to in subparagraphs (a) through
(j) of Item 4 of Schedule 13D (although the Reporting Person reserves the right to develop such plans).

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Person owns of record 3,333,351 shares of Common Stock, which constitutes beneficial ownership of approximately 2.7% of the total number of shares of outstanding Common Stock as of July 31, 2001. In addition, as a result of the execution of the July Voting Agreement, the Reporting Person may be deemed to be the beneficial owner of an additional 73,938,702 shares of Common Stock, which represents approximately 59.7% of the shares of issued and outstanding Common Stock as of July 31, 2001, and which, when aggregated with the 3,333,351 shares of Common Stock owned of record by the Reporting Person, constitutes beneficial ownership by the Reporting Person of approximately 62.4% of the total number of shares of outstanding Common Stock as of July 31, 2001. The Reporting Person expressly disclaims beneficial ownership of the 73,938,702 shares of Common Stock which are subject to the July Voting Agreement.

         (b) In respect of the shares of Common Stock owned of record by the Reporting Person, the Reporting Person has shared power to vote or to direct to vote 3,333,351 shares of Common Stock, which represents approximately 2.7% of the shares of issued and outstanding Common Stock as of July 31, 2001, with Proha pursuant to the April Voting Agreement. Pursuant to the April Voting Agreement, the Reporting Person has shared power to dispose or direct the disposition of 3,333,351 shares of Common Stock owned of record by him. In respect of the shares of Common Stock subject to the July Voting Agreement, the Reporting Person has shared power to vote or to direct to vote 73,938,702 shares of Common Stock, which represents approximately 59.7% of the shares of issued and outstanding Common Stock as of July 31, 2001, with Proha. The Reporting Person does not have any power to dispose or direct the disposition of any of the 73,938,702 shares of Common Stock owned of record by Proha. The Reporting Person has total shared voting power to direct to vote 77,272,053 shares of Common Stock, which represents approximately 62.4% of the shares of issued and outstanding Common Stock as of July 31, 2001.

         (c) Except as described herein, the Reporting Person does not beneficially own nor has acquired or disposed of any shares of Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The information set forth under Items 4 and 5 is hereby incorporated by reference.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 2.1       Share Exchange Agreement, dated April 11,
                           2001, by and among Opus360 Corporation and Proha Plc.(1)

         Exhibit 2.2       First Amendment to the Share Exchange
                           Agreement, dated July 10, 2001, by and among Opus360 Corporation and Proha Plc.(2)

         Exhibit 10.1 Voting Agreement, dated as of April 11, 2001, by and among the Stockholders named therein and Proha Plc.(3)

         Exhibit 10.2      Voting Agreement, dated as of July 31,
                           2001, by and among Ari Horowitz and Proha Plc.

         (1) Incorporated by reference to Opus360's Current Report on Form 8-K filed on April 12, 2001.

         (2) Incorporated by reference to Opus360's Current Report on Form 8-K filed on July 12, 2001.

         (3) Incorporated by reference to Proha's Schedule 13D filed on April 23, 2001.


                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 9, 2001

                                     ARI HOROWITZ


                                     By:    /s/ Ari Horowitz
                                           ----------------------------------


                               Exhibit Index

EXHIBIT    DESCRIPTION

2.1 Share Exchange Agreement, dated April 11, 2001, by and among Opus360 Corporation and Proha Plc.(1)

2.2 First Amendment to the Share Exchange Agreement, dated July 10, 2001, by and among Opus360 Corporation and Proha Plc.(2)

10.1 Voting Agreement, dated as of April 11, 2001, by and among the Stockholders named therein and Proha Plc.(3)

10.2 Voting Agreement, dated as of July 31, 2001, by and among Ari Horowitz and Proha Plc.

(1) Incorporated by reference to Opus360's Current Report on Form 8-K filed on April 12, 2001.

(2) Incorporated by reference to Opus360's Current Report on Form 8-K filed on July 12, 2001.

(3) Incorporated by reference to Proha's Schedule 13D filed on April 23,
2001.


                             Page 8 of 8 Pages